

October 15, 2010

Mr. Tracy W. Knapp
Senior Vice President, Finance
Kansas City Life Insurance Company
3520 Broadway
Kansas City, MO 64111

> Re: **Kansas City Life Insurance Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **Schedule 14A**
> **Filed on March 22, 2010**
> **File No. 001-33348**

Dear Mr. Knapp:

We have reviewed your supplemental response dated August 12, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business

1. We note your response to Comment 1 and reissue the comment in part.

   - We note your identification of GuideOne Mutual Insurance Company and American Republic Insurance Company as third parties with whom you have marketing arrangements. Please disclose how dependent you are upon these marketing arrangements, as compared to the marketing efforts of independent general agents. In making this determination, to the extent practicable, please quantify the revenue receivable from the efforts of the third-party marketing arrangements in 2009. If you are materially dependent upon these third party marketing arrangements, please expand the proposed disclosure to be included in an amendment to your Form 10-K for the fiscal year ended December 31, 2009 to describe the material terms of each marketing arrangement, including any payment arrangements and the term and termination provisions. In addition, please file these arrangements as exhibits to your Form 10-K, or provide us with an analysis as to why these arrangements need not be filed pursuant to Item 601(b)(10) of Regulation S-K.

- We note your proposed disclosure that the "Company does not have any financial reinsurance arrangements in place." However, Note 12 to your Financial Statements list your material reinsurance partners. Please clarify this apparent discrepancy. If you have financial reinsurance arrangements in place with your material reinsurance partners, please expand the proposed disclosure that you intend to include in an amendment to your Form 10-K for the fiscal year ended December 31, 2009 to describe the material terms of the arrangements you have with these reinsurance partners. In addition, please file these arrangements as exhibits to your Form 10-K, or provide us with an analysis as to why these arrangements need not be filed pursuant to Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rose Zukin at (202) 551-3239 or me at (202) 551-3710 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director